January 13, 2016

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Suzanne Hayes, Assistant Director

Re:	Cempra, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 26, 2015
Form 10-Q for the Quarterly Period Ended September 30, 2015
Filed October 22, 2015
File No. 001-35405

Ladies and Gentlemen:

We write this letter on behalf of our client Cempra, Inc. in response to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filings, as set forth in the Staff’s letter dated December 31, 2015. The comments are repeated below in italics for ease of reference.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 1. Business

Intellectual Property, page 27

1.	We note that you do not include any of the patent rights licensed from The Scripps Research Institute in the discussion of your intellectual property beginning on page 27. If any of the patent rights that you license from TSRI are material to your business, please provide us proposed disclosure for use in future filings that describes these material patent rights.

Division of Corporation Finance

U.S. Securities and Exchange Commission

January 13, 2016

The proposed disclosure that would appear in future filings is set forth below:

“With respect to processes for manufacturing solithromycin and related 1,2,3-triazole-containing macrolides and ketolides, our U.S. patent portfolio includes six issued U.S. patents, which we license non-exclusively from The Scripps Research Institute (“TSRI”). U.S. Patent No. 7,375,234 (US ‘234) issued on May 20, 2008, and is scheduled to expire in 2023, including a Patent Term Adjustment of 123 days under 35 U.S.C. § 154(b). U.S. Patent No. 7,763,736 (US ‘736) issued on July 27, 2010, U.S. Patent No. 8,129,542 (US ‘542) issued on March 6, 2012, U.S. Patent No. 8,580,970 (US ‘970) issued on November 12, 2013, U.S. Patent No. 8,877,939 (US ‘939) issued on November 04, 2014, and U.S. Patent No. 9,040,716 (US ‘716) issued on May 26, 2015. Each of US ‘736, US ‘542, US ‘970, US ‘939, and US ‘716 is scheduled to expire in 2023, and does not include a Patent Term Adjustment under 35 U.S.C. § 154(b). The non-exclusively in-licensed portfolio also includes issued patents in Canada, Europe, Hong Kong, Japan, and Singapore, and a continuing patent application in the U.S. The in-licensed portfolio also includes issued patents in Australia, China and South Korea, each of which is licensed exclusively. Each of the foregoing patents and applications ultimately arise from a PCT international application filed on May 30, 2003, which claims the priority benefit of a U.S. provisional application filed on May 30, 2002.”

2.	We refer to your disclosure, “We have also filed additional patent applications pending in the U.S., Australia, Brazil, Canada, China, Europe, Hong Kong, Israel, India, Japan, Mexico, New Zealand, the Russian Federation, Singapore, and South Korea covering solithromycin and related compounds. A few of those applications have already issued as patents. Those patents and applications claim related chemical compounds, pharmaceutical compositions, pharmaceutical formulations, methods for treating particular infections and other diseases, and/or manufacturing processes,” in the seventh paragraph under “Intellectual Property” on page 28. Please provide us proposed expanded disclosure that indicates the jurisdictions and expected expiration dates of these patents and any patents that may issue from the applications.

The proposed disclosure that would appear in future filings is set forth below (please note that the disclosure set forth below includes the text of the proposed disclosure set forth in No. 1 above):

“We have applied, and are applying, for patents directed to our three main areas of focus: (1) macrolide and ketolide antibiotics, (2) fusidic acid antibiotics, and (3) macrolides and ketolides for non-antibiotic uses, both in the U.S. and, when appropriate, in other countries. As of December 31, 2014, our owned and in-licensed patent portfolio consisted of 17 issued patents in the U.S., 17 patents issued in other countries, and approximately 140 additional patent applications pending in the U.S. and worldwide.

With respect to solithromycin and a broad group of other macrolide antibiotic compounds, our U.S. patent portfolio consists of four issued U.S. patents, U.S. Patent Nos. 7,601,695, 8,012,943, 8,343,936, and 9,200,026, each entitled “Novel Antibacterial Agents,” which we exclusively license from Optimer. U.S. Patent No. 7,601,695 (US ‘695) issued on October 13, 2009 and is scheduled to expire in 2025, including a Patent Term Adjustment of 330 days under 35 U.S.C. § 154(b). U.S. Patent No. 8,012,943 (US ‘943) issued on September 6, 2011, U.S. Patent No. 8,343,936 (US‘936) issued on January 1, 2013, and U.S. Patent No. 9,200,026 (US‘026) issued on December 1, 2015. Each of US ‘943, US‘936, and US‘026 is scheduled to expire in 2024, and does not include a Patent

Division of Corporation Finance

U.S. Securities and Exchange Commission

January 13, 2016

Term Adjustment under 35 U.S.C. § 154(b). A corresponding patent issued in Canada (CA 2529817) on February 12, 2013, and another was granted in Europe (European Patent Convention EPC No. 2664331) on September 16, 2015. The granted European patent will be validated in France, Germany, Italy, Spain, and the United Kingdom, and registered in Hong Kong. The exclusively in-licensed portfolio also includes a pending continuing U.S. patent application, and divisional applications pending in Canada, Europe and Hong Kong. Prosecution is ongoing in each of those patent applications. Each of the foregoing patents and applications ultimately arise from a PCT international application filed on March 5, 2004, which claims the priority benefit of U.S. provisional applications filed on March 10, 2003, and May 6, 2003.

With respect to processes for manufacturing solithromycin and related 1,2,3-triazole-containing macrolides and ketolides, our U.S. patent portfolio includes six issued U.S. patents, which we license non-exclusively from The Scripps Research Institute (“TSRI”). U.S. Patent No. 7,375,234 (US ‘234) issued on May 20, 2008, and is scheduled to expire in 2023, including a Patent Term Adjustment of 123 days under 35 U.S.C. § 154(b). U.S. Patent No. 7,763,736 (US ‘736) issued on July 27, 2010, U.S. Patent No. 8,129,542 (US ‘542) issued on March 6, 2012, U.S. Patent No. 8,580,970 (US ‘970) issued on November 12, 2013, U.S. Patent No. 8,877,939 (US ‘939) issued on November 04, 2014, and U.S. Patent No. 9,040,716 (US ‘716) issued on May 26, 2015. Each of US ‘736, US ‘542, US ‘970, US ‘939, and US ‘716 is scheduled to expire in 2023, and does not include a Patent Term Adjustment under 35 U.S.C. § 154(b). The non-exclusively in-licensed portfolio also includes issued patents in Canada, Europe, Hong Kong, Japan, and Singapore, and a continuing patent application in the U.S. The in-licensed portfolio also includes issued patents in Australia, China and South Korea, each of which is licensed exclusively. Each of the foregoing patents and applications ultimately arise from a PCT international application filed on May 30, 2003, which claims the priority benefit of a U.S. provisional application filed on May 30, 2002.

We have filed company-owned patent applications in the U.S., Australia, Brazil, Canada, China, Europe, Hong Kong, Israel, India, Japan, Malaysia, Mexico, New Zealand, the Russian Federation, South Africa, and South Korea claiming two new crystalline forms of solithromycin. U.S. Patent Nos. 8,759,500 (US ‘500) and 8,975,386 (US ‘386), each entitled “Crystalline Forms of a Macrolide, and Uses Therefor,” issued on June 24, 2014 and March 10, 2015, respectively, and are scheduled to expire in 2031. A patent has also issued in Japan, New Zealand and South Africa, and has been granted in Europe.

We have also filed additional company-owned patent applications in the U.S., Australia, Brazil, Canada, China, Europe, Hong Kong, Israel, India, Japan, Mexico, New Zealand, the Russian Federation, Singapore, and South Korea covering solithromycin and related compounds; with the objective of increasing the breadth of solithromycin coverage, particularly in the U.S., Europe, South America, and Asia. Those applications claim pharmaceutical compositions, pharmaceutical formulations, methods for treating particular infections and other diseases, manufacturing processes, and compounds related to solithromycin.

Division of Corporation Finance

U.S. Securities and Exchange Commission

January 13, 2016

For example, we have filed patent applications in the U.S., Australia, Brazil, Canada, China, Europe, Hong Kong, Israel, India, Japan, Mexico, New Zealand, the Russian Federation, South Africa, and South Korea that claim processes for manufacturing solithromycin and related compounds from clarithromycin and/or erythromycin, and the composition of matter of various intermediates used in those processes. Patents have issued in the U.S., China, and Japan. Those patents, and future patents issuing from pending applications have statutory expiration dates in 2028, 2031, and 2034. Solithromycin and related compounds have also been described by us in patent applications filed in the U.S., Australia, China, Europe, Japan, and South Africa, and claiming their use in (a) treating bacterial infections arising from one or more resistant bacterial strains, including bacterial strains resistant to other macrolides or ketolides, (b) biowarfare and biodefense applications, (c) treating Mycobacterium infections, including tuberculosis and Mycobacterium avium infections, (d) treating bacterial gastrointestinal diseases, and (e) treating malaria. Patents have issued in the U.S., Australia, and Japan. Those patents, and future patents issuing from pending applications have statutory expiration dates in 2029 and 2030. Most recently, we have filed U.S. provisional and PCT international applications claiming the use of solithromycin and related compounds for (a) treating eye infections, (b) treating NASH, and (c) treating diabetes. Patents have not yet issued in those applications. We have also filed patent applications in the U.S., Australia, Brazil, Canada, China, Europe, Hong Kong, India, Israel, Japan, Malaysia, Mexico, New Zealand, the Russian Federation, Singapore, South Africa, and South Korea claiming pharmaceutical compositions and pharmaceutical formulations of solithromycin and related compounds, including lyophilized forms of solithromycin, parenteral formulations of solithromycin for IV delivery, and inhalation formulations of solithromycin. Patents have not yet issued in those applications. Future patents issuing from those pending applications have statutory expiration dates in 2031, 2033, and 2034. aMost recently, we have filed U.S. provisional and PCT international applications claiming topical formulations of solithromycin for ocular delivery and powder oral suspension formulations for pediatric patients. Patents have not yet issued in those applications. We have also filed, or are preparing to file, U.S. and international patent applications covering solithromycin and other macrolides and ketolides for treating diseases other than infection, including inflammatory diseases, cystic fibrosis, and motilin receptor-mediated diseases to increase the breadth of coverage of other macrolides and ketolides in the U.S., Europe, and Asia.”

Collaborations and Commercial Agreements, page 29

3.	Please provide us for use in future filings a proposed expanded description of your agreement with The Scripps Research Institute that includes a description of the termination provisions.

Division of Corporation Finance

U.S. Securities and Exchange Commission

January 13, 2016

The proposed disclosure for the termination provisions of the Scripps agreement that would appear in future filings is set forth below:

“TSRI may terminate the agreement in the event (i) we fail to cure any non-payment or default on our indemnity or insurance obligations, (ii) we declare insolvency or bankruptcy, (iii) if we are convicted of a felony relating to the development, manufacture, use, marketing, distribution or sale of any products licensed under the agreement, (iv) we fail to cure any underreporting or underpayment by a certain amount in any 12-month period, or (v) we fail to cure any default on any other obligation under the agreement. We may terminate the agreement with or without cause upon written notice. In the event of such termination, (i) all licenses granted to us will terminate except in the case of any sublicensee that was not the cause of the termination, is not in default on its obligations under its sublicense, and that pays any unpaid amounts owed by us under the agreement with respect to the sublicense, and (ii) we may complete any work in progress and sell any completed inventory on hand for a period of time after termination.”

Item 10. Directors, Executive Officers and Corporate Governance, page 80

4.	We note that you do not include the information required by Item 405 of Regulation S-K or incorporate such information by reference to your definitive proxy statement. Please confirm that you will provide such information in future filings or incorporate such information by reference to your definitive proxy statement as required by Part III, Item 10 of Form 10-K.

The required disclosure was inadvertently omitted and will be provided or incorporated by reference in future filings.

Form 10-Q for the Quarterly Period Ended September 30, 2015

Item 6. Exhibits, page 23

5.	Please note that the Loan and Security Agreement with Comerica Bank, which was filed as an exhibit to your Form 8-K filed July 16, 2015, should have been listed as an exhibit to your Form 10-Q for the Quarterly Period Ended September 30, 2015 pursuant to Item 601(a)(4) of Regulation S-K. We also note that certain exhibits and schedules to the Loan and Security Agreement do not appear to have been filed, as required by Item 601(b)(10) of Regulation S-K. Please file a full and complete copy of the Loan and Security Agreement with your next periodic report.

A complete copy of the Loan and Security Agreement, including all exhibits and schedules, will be filed as an exhibit to the Form 10-K for the year ended December 31, 2015.

*    *    *    *    *    *     *    *

Division of Corporation Finance

U.S. Securities and Exchange Commission

January 13, 2016

On behalf of Cempra, we respectfully submit that the foregoing is appropriately responsive to the comments of the Staff. In addition, please see the requested written “Tandy representations” statement from Cempra.

If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ Alexander M. Donaldson

cc:	Mark Hahn
Shane Barton

January 13, 2016

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Suzanne Hayes

Re:	Cempra, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 26, 2015
Form 10-Q for the Quarterly Period Ended September 30, 2015
Filed October 22, 2015
File No. 001-35405

Ladies and Gentlemen:

In connection with responding to comments of the Staff of the Securities and Exchange Commission with respect of the above-captioned filings as set forth in your letter of December 31, 2015, Cempra, Inc. hereby acknowledges that:

•	Cempra, Inc. is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Cempra, Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Cempra, Inc.

By:	/s/ Mark Hahn
Mark Hahn,
Chief Financial Officer